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                                                                    EXHIBIT 99.1


                 VISTA ANNOUNCES RECORD FIRST QUARTER PRODUCTION


DENVER, COLORADO, MAY 12, 1998 - Vista Gold Corp. ("Vista") reported record gold production of 35,017 ounces from the Hycroft mine for the quarter ended March 31, 1998, as compared to 30,135 for the same period in 1997. This included March gold production of 16,379 ounces, which was a monthly production record for the mine. Record gold production, together with measures taken in January 1998 to control costs and improve cash flow, resulted in a cash operating cost per ounce of $207 for the three months ended March 31, 1998, a decrease of $66, or 24 percent, from 1997.

In January 1998, the Company took steps to improve its cash flow and liquidated its forward position in the gold futures market and made plans to temporarily reduce mining activities at the Hycroft mine. The liquidation of the Company's gold forward position generated $9.5 million in cash and $9.2 million in hedging gains, of which $4.8 million have been deferred to subsequent periods.

The Company is pleased to report net earnings of $2.2 million, or $0.02 per share, for the three months ended March 31, 1998 compared to a net loss of $0.7 million, or $0.01 per share, for the same period in 1997.

                                 SUMMARY RESULTS

                                                                       THREE MONTHS ENDED
                                                                            MARCH 31
                                                               ----------------------------------
                                                                 1998                      1997
                                                               --------                  --------

(U.S. dollars in thousands, except share data)
Gold sales                                                     $ 10,971                  $ 10,666
Net earnings (loss)                                               2,179                      (691)
Cash provided by operating activities                            11,347                     1,128
Cash operating cost per ounce                                       207                       273
Net earnings (loss) per share                                      0.02                     (0.01)

Gold production (ounces)                                         35,017                    30,135


The increased gold production in the quarter resulted in part from higher than expected grades and ore volumes in the Brimstone Pit. Taking into account these positive factors, the Company continues to review its mining plans and has deferred the suspension of ore extraction until August 1998 from the previously scheduled May 1998 suspension. The impact of this change will be to increase estimated production for 1998 to 105,000 ounces and gold production from inventoried ore will continue through 1999 into 2000. Hycroft's engineers are investigating the longer term implications of the favorable ore grade and ore tonnage variances, including further extensions to the mine plan.


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Subsequent to March 31, 1998, Zamora Gold Corp. ("Zamora") announced it has signed an agreement to acquire various property interests in Ecuador from a major Ecuadorian mineral exploration company. Vista presently owns 48.7 percent of the outstanding common shares of Zamora. As a condition of the transaction, Zamora will issue 39.5 million common shares to the Ecuadorian company for the acquisition of the property interests and an additional 6.5 million common shares to Vista in settlement of debts owed by Zamora to Vista. After completing the transaction, which is subject to regulatory and shareholder approvals, 25.5 percent of the outstanding common shares of Zamora will be held by Vista.

On May 6, 1998, the Company terminated the option agreement with L. B. Mining Co. on the Guariche project in Venezuela because the economic terms are unacceptable in today's gold market. The Company is continuing discussions with
L. B. Mining Co. to reach an agreement with terms consistent with current gold prices.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia and Venezuela, and exploration projects in North and South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.